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Astris Energi Inc. · 6-K · For 11/19/04,  Filed On 11/24/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: November 19, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 11/19/04, Filed On 11/24/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press release, dated November 19, 2004	3

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EXHIBIT 1

ASTRIS ENERGI REPORTS THIRD QUARTER 2004 RESULTS

MISSISSAUGA, ONTARIO, CANADA, November 19, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today unaudited financial results for the third quarter and nine months ended September 30, 2004. All amounts are in Canadian dollars unless otherwise indicated.

Revenue decreased to $12,805 for the third quarter of 2004 from $114,267 for the same period of 2003. This was primarily due to a one-time contract in 2003 for the sale of fuel cells and related products to Astris s.r.o., Astris’ affiliate company in the Czech Republic.

As the new pilot production line took shape in the Czech Republic, equipment purchase and assembly, increased R&D, and additional administrative and technical staff drove expenses to exceed revenues. The company reported a net loss for the third quarter of $1,015,716, which compares to a net loss of $189,061 for the third quarter of 2003. The company increased its cash position, quarter over quarter, from $90,590 as of June 30, 2004 to $206,942 as of September 30, 2004. This resulted from expenses being offset by financings through private placements and exercised options.
The company raised $707,495 through the issuance of common shares and warrants to private investors during the third quarter, bringing total proceeds from shares issued to $1,656,138 for the first nine months of 2004. As well, the Company paid down an existing CDN$100,000 debenture through the issuance of 260,175 common shares. This eliminated Astris’ only long-term financial liability. Shareholders' equity at September 30, 2004 was $78,563.

"The successful private placement and paying down of the debenture during the third quarter strengthened our balance sheet and allowed us to advance with the construction and startup of phase one of our pilot production line," said Jiri Nor, Astris' President and CEO. "The preliminary production trial runs are proceeding on schedule and meeting expectations. We expect that by the beginning of 2005, the semi-automatic line will be able to deliver the expected target of 200kW of capacity per year. This increased capacity will enable us to fill backorders and deliver product to our co-venture partners such as Alternate Energy Corporation and Electronic Machining s.r.l. among others. In our current, pre-commercial stage of development, it is essential to get demonstration product in the hands of potential revenue-generating, product co-developers and the new production line allows us to do that."

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1-800-963-6470
Fx: 1-702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.